The India Growth Fund Inc.- Rule 10f-3 transaction

The India Growth Fund Inc. executed a transaction under Rule 10f-3 during the reporting period. The transaction involved the purchase of 55,600 shares in a rights offering for which an affiliate of the Fund acted as a standby underwriter. At its January 20, 1999 Board of Director's meeting, the Fund's Board of
Directors approved the transaction and determined that it had been made in compliance with the Fund's Rule 10f-3 procedures.

Details:
The Fund had participated in a public issue of 2,522,000 shares of Rs. 10/- each, for cash at a premium of Rs. 80/- per share of Sonata Software Limited wherein DSP Merrill Lynch Limited and ICICI Securities and Finance Company Limited were the lead managers to the issue.

The issue was oversubscribed. The Fund had applied for 400,000 shares and was allotted 55,600 shares.

1. Type of Security: Public issue

2. Timing and Price: It was a public issue of shares @ Rs. 90/- per share. Rs. 25/- payable on application and the balance amount of Rs. 65/- payable on allotment. The amount payable on application per share was fixed for all the applicants. The application was sent on the date of closure. The balance amount of Rs. 65/- payable on allotment, was adjusted from the refund of the application money paid on the shares not allotted to the Fund.

3. Continuous Operation: The company has a track record of 12 years in the Software industry.

4. Firm Commitment Underwriting: The issue was underwritten by DSP Merrill Lynch Limited, ICICI Securities and Finance Company Limited, Infrastructure Leasing and Financial Services Ltd., Export-import Bank of India, Jardine Fleming India Securities Limited and Enam Financial Consultants Pvt. Ltd.

5. Reasonable Commission: The underwriters will be given commission @ 2.5% of the amount underwritten which is the standard rate of commission given on the amount underwritten.

6. Percentage Limit: The Fund has been allotted 55,600 shares which is 2.2% of the total number of shares issued i.e. 2,522,000 shares.

7. Prohibition of Certain Affiliate Transactions: The Fund had not applied for shares through any affiliated underwriter. The Fund applied through Jardine Fleming India Securities Limited which is not an affiliate.